

16014750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INNER CIRCLE SPORTS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 17th Floor
(No. and Street)

New York	New York	10017-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jay Tilliss (212) 370-4411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert J. Tilliss, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inner Circle Sports LLC (Company), as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Robert J. Tilliss, CEO

Sworn and subscribed to before me this 25th day of February, 2016.


JOSE M GARCIA
Notary Public - State of New York
NO. 01GA6298697
Qualified in Queens County
My Commission Expires Mar 17, 2018

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Member's Equity.
()	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
()	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
()	()	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
()	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
()	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

Inner Circle Sports LLC

December 31, 2015

Table of Contents

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Inner Circle Sports LLC

We have audited the accompanying financial statements of Inner Circle Sports LLC, (the "Company") (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Inner Circle Sports LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2015

Assets	
Cash	$ 385,312
Accounts receivable	87,500
Prepaid expenses	20,274
Furniture and equipment, net	158,854
Security deposit	154,961
Total Assets	$ 806,901
Liabilities and Members' Equity	
Credit card payable	$ 10,683
Accrued expenses	23,624
Client advances	2,111
Deferred rent	53,497
Total Liabilities	89,915
Members' Equity	716,986
Total Liabilities and Members' Equity	$ 806,901

The accompanying notes are an integral part of these financial statements.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through February 1, 2016, the date on which the financial statements were available to be issued.

Revenue Recognition

The Company records success fee revenue when earned, which is generally on the closing date of the transaction. Retainer fees are recognized ratably over the life of the contract, which is generally six months.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2012 through 2015 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2015

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

Foreign Currency

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur. There were no foreign currency transactions during 2015.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2015

2. Commitments and Contingencies

The Company's lease, began in October of 2014 for a term of five years and five renewal option. The company moved into the new office in October of 2014. Future minimum annual lease payments are as follows:

2015	$ 243,283
2016	248,000
2017	248,000
2018	265,841
2019	273,817
	$ 1,278,941

Rent expense charged to operations for the year ended December 31, 2015 was $242,761.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company. There are no pending lawsuits nor claims at the time of the issuance of these financial statements.

3. Furniture and Equipment

Furniture and equipment at December 31, 2015 consisted of the following:

Furniture and fixtures	$ 94,115
Computer equipment	114,329
	208,444
Less: accumulated depreciation	(49,590)
Furniture and equipment, net	$ 158,854

Depreciation expense for the year ended December 31, 2015 was $30,088.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

5. Foreign Currency Adjustments

There was no foreign currency translation adjustments included in net income for the period ended December 31, 2015. The company did not have any cumulative foreign currency translation on accounts receivable denominated in a foreign currency at December 31, 2015.

Inner Circle Sports LLC
(SEC I.D. No. 8-66043)

Report on Audit of Financial Statement
And Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2015